Condensed Consolidated Interim Financial Statements (Expressed in U.S. dollars) BALLARD POWER SYSTEMS INC. Three and nine months ended September 30, 2018 and 2017

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statement of Financial Position
Unaudited (Expressed in thousands of U.S. dollars)

	Note	September 30, 2018	December 31, 2017
Assets
Current assets:
Cash and cash equivalents		$23,154	$60,255
Trade and other receivables	5	25,123	23,080
Inventories	6	33,035	17,292
Prepaid expenses and other current assets		1,776	2,175
Assets held for sale	21	9,333	—
Total current assets		92,421	102,802
Non-current assets:
Property, plant and equipment		20,541	15,314
Intangible assets	7	8,784	17,950
Goodwill		40,562	40,562
Investments	8	5	681
Other non-current assets		336	348
Total assets		162,649	177,657
Liabilities and Equity
Current liabilities:
Trade and other payables	9	$19,921	$25,243
Deferred revenue		8,231	8,082
Provisions and other current liabilities	10	7,496	5,447
Finance lease liability	11	664	652
Liabilities associated with assets held for sale	21	298	—
Total current liabilities		36,610	39,424
Non-current liabilities:
Finance lease liability	11	5,501	6,229
Deferred gain on finance lease liability	11	2,670	2,982
Provisions and other non-current liabilities	10	3,925	4,253
Employee future benefits		4,563	4,914
Total liabilities		53,269	57,802
Equity:
Share capital	12	991,043	986,497
Contributed surplus	12	290,881	290,536
Accumulated deficit		(1,173,229)	(1,157,382)
Foreign currency reserve		685	204
Total equity		109,380	119,855
Total liabilities and equity		$162,649	$177,657
See accompanying notes to condensed consolidated interim financial statements.
Approved on behalf of the Board:

“Doug Hayhurst”	“Jim Roche”
Director	Director

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statement of Loss and Other Comprehensive Loss
Unaudited (Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2018	2017	2018	2017

Revenues:
Product and service revenues	14	$21,574	$31,854	$68,109	$81,032
Cost of product and service revenues		15,126	21,664	45,627	52,027
Gross margin		6,448	10,190	22,482	29,005

Operating expenses:
Research and product development		6,770	5,702	20,616	17,235
General and administrative		3,036	3,210	10,281	9,379
Sales and marketing		1,999	1,980	6,035	5,807
Other expense	15	3	218	99	872
Total operating expenses		11,808	11,110	37,031	33,293
Results from operating activities		(5,360)	(920)	(14,549)	(4,288)
Finance income (loss) and other	16	(191)	636	(435)	2,004
Finance expense	16	(123)	(219)	(382)	(564)
Net finance income (loss)		(314)	417	(817)	1,440
Loss on sale of assets	17	(94)	(41)	(94)	(865)
Equity in income (loss) of investment in joint venture	8 & 18	45	(46)	(85)	(88)
Loss before income taxes		(5,723)	(590)	(15,545)	(3,801)
Income tax expense		(301)	(437)	(302)	(1,361)
Net loss for period		$(6,024)	$(1,027)	$(15,847)	$(5,162)

Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences		97	(311)	481	(973)
Total comprehensive loss for period		$(5,927)	$(1,338)	$(15,366)	$(6,135)

Basic and diluted loss per share
Loss per share for the period		$(0.03)	$(0.01)	$(0.09)	$(0.03)
Weighted average number of common shares outstanding		179,152,637	176,438,433	178,688,820	175,753,876
See accompanying notes to condensed consolidated interim financial statements.

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statement of Changes in Equity
Unaudited (Expressed in thousands of U.S. dollars except number of shares)

	Ballard Power Systems Inc. Equity
					Foreign
	Number of	Share	Contributed	Accumulated	currency	Total
	shares	capital	surplus	deficit	reserve	equity
Balance, December 31, 2017	178,062,667	$986,497	$290,536	$(1,157,382)	$204	$119,855
Net loss				(15,847)		(15,847)
DSUs redeemed (note 12)	154,752	356	(792)			(436)
RSUs redeemed (note 12)	132,053	325	(745)			(420)
Options exercised (note 12)	862,187	2,431	(903)			1,528
Warrants exercised (note 12)	747,563	1,434				1,434
Share-based compensation (note 12)			2,785			2,785
Other comprehensive income:
Foreign currency translation for foreign operations					481	481
Balance, September 30, 2018	179,959,222	$991,043	$290,881	$(1,173,229)	$685	$109,380

						Ballard
						Power
						Systems
	Ballard Power Systems Inc. Equity					Europe A/S
					Foreign	Non-
	Number of	Share	Contributed	Accumulated	currency	controlling	Total
	shares	capital	surplus	deficit	reserve	interests	equity
Balance, December 31, 2016	174,749,630	$977,707	$295,547	$(1,149,128)	$718	$(3,301)	$121,543
Net loss	—	—	—	(5,162)	—		(5,162)
DSUs redeemed (note 12)	181,788	297	(737)	—	—	—	(440)
RSUs redeemed (note 12)	231,043	639	(1,078)	—	—	—	(439)
Options exercised (note 12)	1,463,197	4,418	(1,670)	—	—	—	2,748
Warrants exercised (note 12)	550,000	1,100	—	—	—	—	1,100
Share-based compensation (note 12)	—	—	2,032	—	—	—	2,032
Ballard Power Systems Europe NCI adjustment for change in ownership (note 13)	—	—	(3,399)	—	625	3,301	527
Other comprehensive loss:
Foreign currency translation for foreign operations	—	—	—	—	(973)		(973)
Balance, September 30, 2017	177,175,658	$984,161	$290,695	$(1,154,290)	$370	$—	$120,936
See accompanying notes to condensed consolidated interim financial statements.

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statement of Cash Flows
Unaudited (Expressed in thousands of U.S. dollars)

		Nine months ended September 30,
	Note	2018	2017
Cash provided by (used in):
Operating activities:
Net loss for the period		$(15,847)	$(5,162)
Adjustments for:
Share-based compensation	12	2,406	2,032
Employee future benefits		168	43
Employee future benefits plan contributions		(520)	(600)
Depreciation and amortization		3,837	3,583
Loss (gain) on decommissioning liabilities	10	(27)	393
Loss on sale of assets		94	865
Amortization of deferred lease inducement	10	(301)	—
Unrealized loss (gain) on forward exchange contracts		120	(462)
Impairment loss on trade receivables		—	2
Adjusted equity in loss of investment in joint venture	8 & 18	676	88
		(9,394)	782
Changes in non-cash working capital:
Trade and other receivables		(2,474)	(3,658)
Inventories		(16,659)	(2,561)
Prepaid expenses and other current assets		322	1,030
Trade and other payables		(6,114)	4,788
Deferred revenue		149	(11,059)
Warranty provision		2,293	1,638
		(22,483)	(9,822)
Cash used in operating activities		(31,877)	(9,040)

Investing activities:
Additions to property, plant and equipment		(8,251)	(1,839)
Additions to intangible assets	7	—	(3,101)
Net proceeds on sale of property, plant, and equipment	17	50	9
Investment in associated companies	8	—	(972)
Purchase of non-controlling interest in subsidiary	13	—	(43)
Cash used in investing activities		(8,201)	(5,946)

Financing activities:
Net payment of finance lease liabilities		(466)	(456)
Net proceeds on issuance of share capital from stock option exercises	12	1,528	2,748
Net proceeds on issuance of share capital from warrant exercises	12	1,434	1,100
Cash provided by financing activities		2,496	3,392

Effect of exchange rate fluctuations on cash and cash equivalents held		481	(973)

Decrease in cash and cash equivalents		(37,101)	(12,567)
Cash and cash equivalents, beginning of period		60,255	72,628
Cash and cash equivalents, end of period		$23,154	$60,061

Supplemental disclosure of cash flow information (note 19).
See accompanying notes to condensed consolidated interim financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2018 and 2017
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

1.    Reporting entity:

The principal business of Ballard Power Systems Inc. (the “Corporation”) is the design, development, manufacture, sale and service of proton exchange membrane (“PEM”) fuel cell products for a variety of applications, focusing on the power product markets of Heavy-Duty Motive (consisting of bus, truck, rail and marine applications), Portable Power, Material Handling and Backup Power, as well as the delivery of Technology Solutions, including engineering services, technology transfer, and the license and sale of the Corporation’s extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications. A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity.

The Corporation is a company domiciled in Canada and its registered office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. The condensed consolidated interim financial statements of the Corporation as at and for the three and nine months ended September 30, 2018 comprises the Corporation and its subsidiaries.

2.	Basis of preparation:

(a)	Statement of compliance:

These condensed consolidated interim financial statements of the Corporation have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”), on a basis consistent with those significant accounting policies followed in the most recent annual consolidated financial statements except as noted below, and therefore should be read in conjunction with the December 31, 2017 audited consolidated financial statements and the notes thereto.

The condensed consolidated interim financial statements were authorized for issue by the Audit Committee of the Board of Directors on October 31, 2018.

(b)	Basis of measurement:

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	Financial instruments classified as fair value through profit or loss and fair value through other comprehensive income or loss are measured at fair value;

•	Derivative financial instruments are measured at fair value; and

•	Employee future benefits liability is recognized as the net of the present value of the defined benefit obligation, less the fair value of plan assets.

(c)    Functional and presentation currency:

These condensed consolidated interim financial statements are presented in U.S. dollars, which is the Corporation’s functional currency.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2018 and 2017
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

2.	Basis of preparation (cont'd):

(d)	Use of estimates:

The preparation of the condensed consolidated interim financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires the Corporation’s management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas having estimation uncertainty include revenue recognition, asset impairment, warranty provision, inventory provision, financial assets including impairment of trade receivables, employee future benefits, and income taxes. These estimates and judgments are discussed further in note 4.

(e)	Future operations:

The Corporation is required to assess its ability to continue as a going concern or whether significant doubt exists as to the Corporation’s ability to continue as a going concern into the foreseeable future. The Corporation has forecast its cash flows for the foreseeable future and despite the ongoing volatility and uncertainties inherent in the business, the Corporation believes its cash, working capital, and planned financing activities (see Note 21) provide adequate liquidity to finance its operations. In the event that the closing of the planned financing with Weichai Power and Broad Ocean is delayed or not completed, it may be necessary to pursue additional liquidity through the issuance of debt or equity in private or public market financings. The Corporation’s ability to continue as a going concern and realize its assets and discharge its liabilities and commitments in the normal course of business is dependent upon the Corporation having adequate liquidity and achieving profitable operations that are sustainable. There are various risks and uncertainties affecting the Corporation including, but not limited to, the market acceptance and rate of commercialization of the Corporation’s products, the ability of the Corporation to successfully execute its business plan, and general global economic conditions, certain of which are beyond the Corporation’s control.

The Corporation’s strategy to mitigate these risks and uncertainties is to execute a business plan aimed at continued focus on revenue growth, improving overall gross margins, managing operating expenses and working capital requirements, and securing additional financing to fund its operations as needed until the Corporation achieves profitable operations that are sustainable. Failure to implement this plan could have a material adverse effect on the Corporation’s financial condition and or results of operations, including its ability to continue as a going concern.

3.	Significant accounting policies:

Except as described below, the accounting policies in these condensed consolidated interim financial statements are the same as those applied in the Corporation’s consolidated financial statements as at and for the year ended December 31, 2017.

The changes in accounting policies are also expected to be reflected in the Corporation's consolidated financial statements as at and for the year ending December 31, 2018.

The Corporation has initially adopted IFRS 15 Revenue from Contracts with Customers and IFRS 9 Financial Instruments from January 1, 2018. The effect of initially applying these standards did not have a material impact on the Corporation’s financial statements. A number of other new standards are also effective from January 1, 2018 but they also did not have a material impact on the Corporation's financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2018 and 2017
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

3.	Significant accounting policies (cont'd):

(a)	IFRS 15 Revenue from Contracts with Customers

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaced IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The Corporation has adopted IFRS 15 using the cumulative effect method, without practical expedients, with the effect of initially applying this standard recognized at the date of initial application of January 1, 2018. Accordingly, the information presented for 2017 has not been restated. It is presented, as previously reported, under IAS 18, IAS 11 and related interpretations.

The Corporation generates revenues primarily from product sales, the license and sale of intellectual property and fundamental knowledge, and the provision of engineering services and technology transfer services. Product revenues are derived primarily from standard product sales contracts and from long-term fixed price contracts. Intellectual property and fundamental knowledge license revenues are derived primarily from standard licensing and technology transfer agreements. Engineering service and technology transfer services revenues are derived primarily from cost-plus reimbursable contracts and from long-term fixed price contracts.

Revenue is recognized when a customer obtains control of the goods or services. Determining the timing of the transfer of control, at a point in time or over time, requires judgment.

On standard product sales contracts, revenues are recognized when customers obtain control of the product, that is when transfer of title and risks and rewards of ownership of goods have passed and when obligation to pay is considered certain. Invoices are generated and revenue is recognized at that point in time. Provisions for warranties are made at the time of sale.

On standard licensing and technology transfer agreements, revenues are recognized on the transfer of rights to a licensee, when it is determined to be distinct from other performance obligations, and if the customer can direct the use of, and obtain substantially all of the remaining benefits from the license as it exists at the time of transfer. In other cases, the proceeds are considered to relate to the right to use the asset over the license period and the revenue is recognized over that period. If it is determined that the license is not distinct from other performance obligations, revenue is recognized over time as the customer simultaneously receives and consumes the benefit.

On cost-plus reimbursable contracts, revenues are recognized as costs are incurred, and include applicable fees earned as services are provided.

On long-term fixed price contracts, the customer controls all of the work in progress as the services are being provided since the deliverables are made to a customer’s specification. If a contract is terminated by the customer, then the Corporation is entitled to reimbursement of the costs incurred to date plus the applicable margin. Therefore, revenue from these contracts and the associated costs are recognized as the costs are incurred over time.

On long-term fixed price contracts, revenues are recognized over time typically on a percentage-of-completion basis, which consists of recognizing revenue for a performance obligation on a given contract proportionately with its percentage of completion at any given time. The percentage of completion is determined by dividing the cumulative costs incurred as at the balance sheet date by the sum of incurred and anticipated costs for completing a contract.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2018 and 2017
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

3.	Significant accounting policies (cont'd):

(a)	IFRS 15 Revenue from Contracts with Customers (cont'd)

The cumulative effect of changes to anticipated revenues and anticipated costs for completing a contract are recognized in the period in which the revisions are identified. In the event that the anticipated costs exceed the anticipated revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

Deferred revenue (i.e. contract liabilities) represent cash received from customers in excess of revenue recognized on uncompleted contracts.

(b)    IFRS 9 Financial Instruments

IFRS 9 sets out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39 Financial Instruments: Recognition and Measurement. There was no material impact to the Corporation’s financial statements as a result of transitioning to IFRS 9.
The details of the new significant accounting policies and the nature and effect of the changes to previous accounting policies are set out below.
(i)    Classification and measurement of financial assets and liabilities

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables and available for sale.

The adoption of IFRS 9 has not had a significant effect on the Corporation’s accounting policies related to financial liabilities and derivative financial instruments. The impact of IFRS 9 on the classification and measurement of financial assets is set out below.

A financial asset is classified as measured at: amortized cost; fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVTPL). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification. The Corporation's financial assets which consist primarily of cash and cash equivalents, trade and other receivables, and contract assets are classified at amortized cost.

(ii)     Impairment of financial assets

An ‘expected credit loss’ (ECL) model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. The Corporation's financial assets measured at amortized cost and subject to the ECL model consist primarily of trade receivables and contract assets.

The adoption of the ECL impairment model had a negligible impact on the carrying amounts of the Corporation's financial assets on the transition date given the receivables are substantially all current and the minimal historical level of customer default.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2018 and 2017
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

4.	Critical judgments in applying accounting policies and key sources of estimation uncertainty:

Critical judgments in applying accounting policies:
Critical judgments that management has made in the process of applying the Corporation’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements are limited to management’s assessment of the Corporation’s ability to continue as a going concern (note 2(e)).
Key sources of estimation uncertainty:
The following are key assumptions concerning the future and other key sources of estimation uncertainty that have significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income and expenses within the next fiscal year.

(a)	Revenue recognition:
On long-term fixed price contracts, revenues are recorded over time typically on a percentage-of-completion basis, which consists of recognizing revenue for a performance obligation on a given contract proportionately with its percentage of completion at any given time. The percentage of completion is determined by dividing the cumulative costs incurred as at the balance sheet date by the sum of incurred and anticipated costs for completing a contract. The cumulative effect of changes to anticipated revenues and anticipated costs for completing a contract are recognized in the period in which the revisions are identified. If the anticipated costs exceed the anticipated revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

•
The determination of anticipated costs for completing a contract is based on estimates that can be affected by a variety of factors such as variances in the timeline to completion, the cost of materials, the availability and cost of labour, as well as productivity.

•
The determination of potential revenues includes the contractually agreed amount and may be adjusted based on the estimate of the Corporation’s attainment on achieving certain defined contractual milestones. Management’s estimation is required in determining the amount of consideration to which the Corporation expects to be entitled and in determining when a performance obligation has been met.

Estimates used to determine revenues and costs of long-term fixed price contracts involve uncertainties that ultimately depend on the outcome of future events and are periodically revised as projects progress. There is a risk that a customer may ultimately disagree with management’s assessment of the progress achieved against milestones, or that the Corporation's estimates of the work required to complete a contract may change.

(b)	Asset impairment:
The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In assessing fair value less costs to sell, the price that would be received on the sale of an asset in an orderly transaction between market participants at the measurement date is estimated. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets. The allocation of goodwill to cash generating units reflects the lowest level at which goodwill is monitored for internal reporting purposes. Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates will change from period to period.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2018 and 2017
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

4.	Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont'd):

(b)    Asset impairment (cont'd):

These changes may result in future impairments. For example, the revenue growth rate could be lower than projected due to economic, industry or competitive factors, or the discount rate used in the value in use model could increase due to a change in market interest rates. In addition, future goodwill impairment charges may be necessary if the market capitalization decreased due to a decline in the trading price of the Corporation’s common stock, which could negatively impact the fair value of the Corporation’s operating segments.

(c)    Warranty provision:
A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, the Corporation uses estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, the Corporation may incur costs different from those provided for in the warranty provision. Management reviews warranty assumptions and makes adjustments to the provision at each reporting date based on the latest information available, including the expiry of contractual obligations. Adjustments to the warranty provision are recorded in cost of product and service revenues.
(d)    Inventory provision:
In determining the lower of cost and net realizable value of inventory and in establishing the appropriate provision for inventory obsolescence, management estimates the likelihood that inventory carrying values will be affected by changes in market pricing or demand for the products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than the recorded value. Management performs regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where it is determined that such changes have occurred and will have an negative impact on the value of inventory on hand, appropriate provision are made.
If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required.
(e)    Financial assets including impairment of trade receivables:

An ECL model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. The Corporation's financial assets that are measured at amortized cost and subject to the ECL model consist primarily of trade receivables and contract assets.

In applying the ECL model, loss allowances are measured on either of the following bases:

•	12-month ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; and

•	Lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

The Corporation has elected to measure loss allowances for trade receivables and contract assets at an amount equal to lifetime ECLs.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2018 and 2017
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

4.    Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont'd):

(e)    Financial assets including impairment of trade receivables (cont'd):

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Corporation considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Corporation’s historical experience and informed credit assessment and including forward-looking information.

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Corporation expects to receive). ECLs are discounted at the effective interest rate of the financial asset. At each reporting date, the Corporation assesses whether financial assets carried at amortized cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. Impairment (losses) recoveries related to trade receivables and contract assets are presented separately in the statement of profit or loss.

(f)    Employee future benefits:

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating the terms of the related pension liability. Determination of benefit expense requires assumptions such as the discount rate to measure obligations, expected plan investment performance, expected healthcare cost trend rate, and retirement ages of employees. Actual results will differ from the recorded amounts based on these estimates and assumptions.

(g)    Income taxes:
Deferred tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantive enactment date. Management reviews the deferred income tax assets at each reporting period and records adjustments to the extent that it is no longer probable that the related tax benefit will be realized.

5.	Trade and other receivables:

	September 30,	December 31,
	2018	2017
Trade accounts receivable	$18,427	$20,439
Other receivables	1,011	1,637
Contract assets	5,685	1,004
	$25,123	$23,080

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2018 and 2017
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

6.	Inventories:

During the three and nine months ended September 30, 2018, the write-down of inventories to net realizable value amounted to $44,000 and $488,000 (2017 – $181,000 and $364,000), respectively. Reversals of previously recorded write-downs amounting to $94,000 and $212,000 (2017 – $51,000 and $403,000) were recorded during the three and nine months ended September 30, 2018 respectively, resulting in a net write-down (recovery) of $(50,000) and $276,000 (2017 – $130,000 and $(39,000)). Write-downs and reversals are included in either cost of product and service revenues, or research and product development expense, depending upon the nature of inventory.

7.	Intangible assets:

		September 30,	December 31,
		2018	2017
Intellectual property acquired from UTC		$1,528	$1,864
Intellectual property acquired from H2 Logic A/s		65	129
Intellectual property acquired from Protonex (note 21)		800	8,507
Internally generated fuel cell intangible assets		1,321	1,690
ERP management reporting software system		5,054	5,738
Intellectual property acquired by Ballard Power Systems Europe		16	22
		$8,784	$17,950
		Accumulated	Net carrying
	Cost	amortization	amount
At January 1, 2018	$69,547	$51,597	$17,950
Amortization expense	—	1,855	(1,855)
Assets held for sale (note 21)	(8,928)	(1,617)	(7,311)
At September 30, 2018	$60,619	$51,835	$8,784

Amortization expense on intangible assets is allocated to research and product development expense or general and administration expense depending upon the nature of the underlying assets. For the three and nine months ended September 30, 2018, amortization expense of $619,000 and $1,855,000 (2017 - $414,000 and $1,243,000) was recorded.

Intangible assets of $7,311,000 included in assets held for sale as at September 30, 2018 relate to the subsequent disposition of Protonex Power Manager intangible assets sold to Revision Military Ltd. ("Revision") in October 2018. See Note 21.

8.    Investments:

	September 30,	December 31,
	2018	2017
Investment in Synergy Ballard JVCo	$—	$676
Other	5	5
	$5	$681

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2018 and 2017
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

8.    Investments (cont'd):

	September 30,	December 31,
	2018	2017
Beginning balance	$676	$1,185
Adjustment for cash contribution	—	(34)
Elimination of 10% profit on sale of product not yet sold or consumed by Synergy Ballard JVCo	(591)	(676)
Equity in earnings (loss)	(85)	201
Investment in Synergy Ballard JVCo	$—	$676

9.	Trade and other payables:

	September 30,	December 31,
	2018	2017
Trade accounts payable	$8,922	$13,181
Compensation payable	5,933	9,209
Other liabilities	4,798	2,491
Taxes payable	268	362
	$19,921	$25,243

10.    Provisions and other:

	September 30,	December 31,
	2018	2017
Restructuring provision (note 15)	$4	$248
Warranty provision	7,492	5,199
Current	$7,496	$5,447

Decommissioning liabilities provision	$1,458	$1,485
Lease inducement	2,467	2,768
Non-Current	$3,925	$4,253

Other: Decommissioning liabilities

A provision for decommissioning liabilities for the Corporation’s head office building is related to estimated site restoration obligations at the end of the lease term. As at September 30, 2018, total decommissioning liabilities amounted to $1,458,000 (December 31, 2017 - $1,485,000).

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2018 and 2017
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

10.    Provisions and other (cont'd):

Other: Lease inducement

A lease extension and modification agreement was signed in December 2017 for the Corporation's manufacturing building that eliminated the decommissioning liability at the end of the new 10-year lease term. The contractual elimination of the decommissioning liability for this building is being treated as a lease inducement and is being deferred and amortized on a straight-line basis over the amended 10-year lease term commencing January 2018. As at September 30, 2018, the deferred lease inducement amounted to $2,467,000 (December 31, 2017 - $2,768,000).

Other

In January, February and April 2018, certain related class action complaints were filed in U.S. Federal Court alleging violations of U.S. federal securities laws. In April plaintiffs voluntarily dismissed all but one of their cases, Porwal v. Ballard Power Systems, Inc. et al (S.D. N.Y.). Under the current scheduling order in this action, Plaintiffs filed an amended complaint on June 22, 2018. The Corporation will vigorously contest, and defend against, Plaintiffs' claims and believes the claims are without merit.

11.	Finance lease liability:

The Corporation leases certain assets under finance lease agreements. The finance leases have imputed interest rates ranging from 4.2% to 7.35% per annum and expire between May 2021 and February 2025. The finance lease liability consists primarily of the lease of the Corporation's head office building of $6,123,000 (December 31, 2017 - $6,829,000) and machinery leased by its subsidiary, Protonex of $42,000 (December 31, 2017 - $52,000).

	September 30,	December 31,
	2018	2017
Building lease	$649	$638
Machinery lease	15	14
Finance Lease Liability, Current	$664	$652

Building lease	$5,474	$6,191
Machinery lease	27	38
Finance Lease Liability, Non-Current	$5,501	$6,229

Deferred gains were also recorded on closing of the finance lease agreements and are amortized over the finance lease term. At September 30, 2018, the outstanding deferred gain was $2,670,000 (December 31, 2017 – $2,982,000).

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2018 and 2017
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

12.	Equity:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Option Expense	$500	$319	$1,253	$980
DSU Expense	69	$72	$196	227
RSU Expense	325	$271	$957	825
Total Share-based Compensation (included in net loss)	$894	$662	$2,406	$2,032
2017 DSU Expense (issued in 2018) (note 12(d))	—	—	379	—
Total Share-based Compensation (per statement of equity)	$894	$662	$2,785	$2,032

(a)	Share capital:

At September 30, 2018, 179,959,222 common shares were issued and outstanding.

(b)	Share purchase warrants:

During the three and nine months ended September 30, 2018, 625,000 and 747,563 warrants, respectively, were exercised for proceeds of $1,250,000 and $1,434,000, respectively.

During the three and nine months ended September 30, 2017, 550,000 warrants were exercised for proceeds of $1,100,000.

	Exercise price of	Exercise price of	Total
Warrants Outstanding	$1.50	$2.00	Warrants
At December 31, 2017	122,563	662,500	785,063
Warrants exercised	(122,563)	(625,000)	(747,563)
At September 30, 2018	—	37,500	37,500

At September 30, 2018, 37,500 share purchase warrants were issued and outstanding and subsequently expired in October 2018.

(c)	Share options:

Options for common shares
At January 1, 2018	4,828,173
Options granted	1,639,019
Options exercised	(862,187)
Options cancelled	(291,823)
At September 30, 2018	5,313,182

During the three and nine months ended September 30, 2018, 386,735 and 862,187 (2017 – 826,455 and 1,463,197) options, respectively, were exercised for proceeds of $745,000 and $1,528,000 (2017 – $1,703,000 and $2,748,000), respectively.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2018 and 2017
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

12.	Equity (cont'd):

(c)	Share options (cont'd):

During the three and nine months ended September 30, 2018, options to purchase nil and 1,639,019 (2017 – nil and 1,501,276) common shares were granted with a weighted average fair value of $nil and $1.70 (2017 – $nil and $1.09). The granted options vest annually over three years.

The fair values of the options granted during the period were determined using the Black-Scholes valuation model under the following weighted average assumptions:

	Nine months ended September 30,
	2018	2017
Expected life	4 years	4 years
Expected dividends	Nil	Nil
Expected volatility	65%	70%
Risk-free interest rate	2%	1%

As at September 30, 2018 and 2017, options to purchase 5,313,182 and 5,285,668 common shares, respectively, were outstanding. During the three and nine months ended September 30, 2018, compensation expense of $500,000 and $1,253,000 (2017 – $319,000 and $980,000) was recorded in net loss, based on the grant date fair value of the awards recognized over the vesting period.

(d)	Deferred share units:

DSUs for common shares
At January 1, 2018	865,344
DSUs granted	151,349
DSUs exercised	(297,600)
At September 30, 2018	719,093

During the three and nine months ended September 30, 2018, $69,000 and $241,000 of compensation expense was recorded in net loss relating to 16,243 and 63,240 DSUs granted during the period. For the remaining 88,109 DSUs granted during the period, estimated compensation expense of $379,000 was recorded in net income in 2017. Upon the issuance of the DSUs in 2018, a $45,000 adjustment increasing net income was recorded.

During the three and nine months ended September 30, 2017, $72,000 and $227,000 of compensation expense were recorded in net loss relating to DSUs.

As at September 30, 2018, 719,093 deferred share units were outstanding (2017 - 851,183).

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2018 and 2017
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

12.	Equity (cont'd):

(e)	Restricted share units:

RSUs for common shares
At January 1, 2018	1,674,637
RSUs granted	355,563
RSU performance factor adjustment	218,213
RSUs exercised	(262,365)
RSUs forfeited	(161,203)
At September 30, 2018	1,824,845

During the three and nine months ended September 30, 2018, compensation expense of $325,000 and $957,000 (2017 – $271,000 and $825,000) were recorded in net loss. As at September 30, 2018, 1,824,845 restricted share units were outstanding (2017 - 1,918,361). Each RSU is convertible into one common share, net of statutory tax withholdings. The RSUs vest after a specified number of years from date of issuance and, under certain circumstances, are contingent on achieving specific performance criteria. A performance factor adjustment is made if there is an over-achievement of specified performance criteria, resulting in additional RSUs being converted.

13.     Ballard Power Systems Europe A/S non-controlling interests:

On January 5, 2017, the Corporation purchased all of the shares in its European subsidiary held by Dansk Industri Invest A/S (previously Dantherm Air Handling A/S) for a nominal amount. As a result, the Corporation now owns 100% of its subsidiary in Europe, BPSE (formerly Dantherm Power A/S) effective January 5, 2017. The Corporation previously held 57% of the shares in BPSE before purchasing the remaining 43% of shares from Dansk Industri Invest A/S.

The Corporation acquired the remaining shares and obtained the cancellation of debt of $527,000 owed by BPSE to Dansk Industri Invest A/S for $43,000. The cancellation of debt and the removal of non-controlling interests were recorded as equity transactions and thus had no impact on the Corporation's consolidated statement of loss and other comprehensive loss.

14.    Disaggregation of revenue:

The Corporation's operations and main revenue streams are the same as those described in the Corporation's consolidated financial statements as at and for the year ended December 31, 2017 and in note 3. The Corporation's revenue is derived from contracts with customers.

As disclosed in note 3, the application of IFRS 15 Revenue from Contracts with Customers at January 1, 2018 did not have a material impact on the Corporation's condensed consolidated interim financial statements.

In the following table, revenue is disaggregated by geographical market, by market application, and by timing of revenue recognition.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2018 and 2017
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

14.    Disaggregation of revenue (cont'd):

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Geographical markets
China	$6,417	$19,135	$25,854	$48,233
Europe	6,803	6,788	24,043	18,299
North America	6,937	5,222	15,684	12,422
Other	1,417	709	2,528	2,078
	$21,574	$31,854	$68,109	$81,032
Market application
Heavy Duty Motive	6,237	17,759	28,835	37,135
Portable Power	1,939	865	6,738	2,957
Material Handling	2,660	2,035	4,808	6,228
Back Up Power	339	566	1,060	1,221
Technology Solutions	10,399	10,629	26,668	33,491
	$21,574	$31,854	$68,109	$81,032
Timing of revenue recognition
Products transferred at a point in time	10,543	20,492	38,320	44,723
Products and services transferred over time	11,031	11,362	29,789	36,309
	$21,574	$31,854	$68,109	$81,032

15.	Other expense:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Net impairment loss on trade receivables	$—	$—	$30	$2
Restructuring expense	3	218	69	870
	$3	$218	$99	$872

Net impairment loss on trade receivables for the nine months ended September 30, 2018 was $30,000 relating to a warranty holdback receivable deemed uncollectible, compared to an impairment loss on trade receivables of $2,000 in 2017.

Restructuring expense of $3,000 and $69,000 for the three and nine months ended September 30, 2018, respectively, relate primarily to cost reduction initiatives in the general and administration function.

Restructuring expense of $218,000 and $870,000 for the three and nine months ended September 30, 2017, respectively, relate primarily to a leadership change in sales and marketing combined with cost reduction initiatives in the general and administration function.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2018 and 2017
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

16.    Finance income (loss) and expense:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Employee future benefit plan expense	$(56)	$(60)	$(168)	$(180)
Pension administration expense	—	(103)	(13)	(118)
Investment and other income	82	79	355	289
Unrealized gain on forward foreign exchange contracts	—	27	—	462
Foreign exchange gain (loss)	(217)	693	(609)	1,551
Finance income (loss) and other	$(191)	$636	$(435)	$2,004

Finance expense	$(123)	$(219)	$(382)	$(564)

17.    Loss on sale of assets:

During the year ended December 31, 2017, the Corporation performed a strategic review of its subsidiary, Protonex, specifically its Solid Oxide Fuel Cells ("SOFC") business. It was determined that these assets were not core to Ballard's proton exchange membrane (PEM) fuel cell business, and the Corporation decided to divest these noncore assets. As a result, certain SOFC assets were transferred to a private start-up company, Upstart Power Inc. ("Upstart"), effective December 31, 2017 for nominal consideration, resulting in a loss on sale of assets.

Upstart also received an Option to Purchase certain property, plant and equipment that was used primarily for SOFC fuel cell development. This Equipment Purchase Option was exercised during the three months ended September 30, 2018, resulting in cash proceeds of $50,000 and a loss on sale of property, plant, and equipment of $94,000.

During the three months ended June 30, 2016, the Corporation completed the sale of certain of its methanol Telecom Backup Power business assets to CHEM, a Taiwanese power equipment company, for a purchase price of up to $6,100,000 of which $3,000,000 was received on closing. The remaining potential purchase price of up to $3,100,000 consisted of an earn-out arising from sales of methanol Telecom Backup Power systems by CHEM during the 18-month earn-out period to November 2017 derived from the sales pipeline transferred to CHEM on closing. During the three months ended June 30, 2016, the Corporation recorded a loss on sale of these assets of $372,000 based on the estimated fair value of the earn-out payments of approximately $1,838,000. On the closing of this transaction, CHEM received assets related to the methanol Telecom Backup Power line of the business including intellectual property rights and physical assets such as inventory and related product brands.

During the nine months ended September 30, 2017, the Corporation recorded an additional loss on sale of assets of $874,000 as the remaining potential purchase price was written down to its revised estimated fair value of $947,000. Of this amount, $844,500 was received by the Corporation from CHEM in October 2017.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2018 and 2017
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

17.    Loss on sale of assets (cont'd):

Proceeds receivable (fair value of earn-out payments) as of June 30, 2016	$1,838
Less: Amounts received to June 30, 2017	(17)
Proceeds receivable (fair value of earn-out payments)	1,821
Less: Revised estimated fair value of earn-out payments as of September 30, 2017	(947)
Loss on sale of assets (three months ended September 30, 2017)	$874

Various miscellaneous disposals also occurred the nine months ended September 30, 2017, resulting in a gain on sale of property, plant, and equipment of $9,000 offsetting the loss on sale of assets above, resulting in a net loss on sale of assets of $865,000.

18.    Related party transactions:

Related parties include shareholders with a significant ownership interest in the Corporation, including its subsidiaries and affiliates, and the Corporation’s equity accounted investee (10% ownership interest), Guangdong Synergy Ballard Hydrogen Power Co., Ltd. ("Synergy Ballard JVCo"). For the three and nine months ended September 30, 2018, related party transactions and balances were limited to transactions with Synergy Ballard JVCo, as follows:

	September 30,	December 31,
Balances with related parties:	2018	2017
Trade and other receivables	$3,018	$1,415
Investments	—	676
Deferred revenue	2,021	2,973

	Three months ended September 30,		Nine months ended September 30,
Transactions during the period with related parties:	2018	2017	2018	2017
Revenues	$1,041	$9,728	$16,734	$24,547

19.	Supplemental disclosure of cash flow information:

	Nine months ended September 30,
Non-cash financing and investing activities:	2018	2017
Earn-out receivable on sale of assets	$—	$(874)
Compensatory shares	681	936

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and nine months ended September 30, 2018 and 2017
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

20.	Operating segments:

The Corporation operates in a single segment, Fuel Cell Products and Services, which consists of the design, development, manufacture, sale and service of PEM fuel cell products for a variety of applications, focusing on the power product markets of Heavy Duty Motive (consisting of bus, truck, rail and marine applications), Portable Power, Material Handling and Backup Power, as well as the delivery of Technology Solutions including engineering services, technology transfer and the license and sale of the Corporation’s extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.

21.	Subsequent events:

Sale of Protonex Power Manager Assets (Assets Held for Sale)

On October 5, 2018, the Corporation successfully closed the transaction to divest certain assets of the Corporation's subsidiary, Protonex, related to the Power Manager business, to Revision, a private unrelated U.S.-based company. At closing, the Corporation received initial consideration of approximately $4,100,0000, paid in cash of $2,000,000 and a note receivable of approximately $2,100,000, and may receive up to a further $11,250,000, based on achievement of specific sales objectives during a 12-month earn-out period.

The Corporation has retained certain Protonex assets related to fuel cell propulsion systems for unmanned vehicles, under the Ballard brand. Assets and liabilities related to the Power Manager business of Protonex have been reclassified as assets held for sale and liabilities held for sale in the Corporation's statement of financial position as at September 30, 2018.

Strategic Collaboration with Weichai Power

On August 29, 2018, the Corporation announced a strategic collaboration with Weichai Power Co., Ltd. (“Weichai Power”), which includes:
(i)    an equity investment by Weichai Power in the Corporation of approximately $163,000,000, representing a 19.9% interest in the Corporation and reflecting a price based on a 15% premium to the 30-day volume weighted average price at the time of the announcement;
(ii)     establishment of a joint venture (“JV”) with Weichai Power in which the Corporation will initially have a 49% ownership position;
(iii)     a $90,000,000 technology transfer to the JV related to the Corporation's next-generation liquid-cooled fuel cell stack and power modules for bus, commercial truck and forklift applications in China; and
(iv)    a commitment by Weichai Power to build and supply at least 2,000 fuel cell modules for commercial vehicles in China.

Established in 2002 and with listings on the Hong Kong and Shenzhen stock exchanges, Weichai Power is a leading automotive and equipment manufacturer specializing in the production of powertrains, automobiles, intelligent logistics, automotive parts and components.
In addition, Zhongshan Broad-Ocean Motor Co., Ltd. ("Broad-Ocean"), a current strategic investor and Chinese partner, has agreed to invest approximately $20,000,000 at the same 15% premium as Weichai Power to maintain its 9.9% ownership position in the Corporation.

All of the foregoing transactions are expected to close in the fourth quarter of 2018, subject to completion of definitive agreements, regulatory approvals and other customary closing conditions.